EXHIBIT 99.1

POET Technologies Sets Date for Annual and Special Meeting of Shareholders and Grants Options to Directors and Employees

SAN JOSE, Calif., May 30, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today set the record and meeting dates for its annual and special meeting of shareholders (the “Meeting”).  In addition, the POET Board of Directors granted options to its non-management directors and to certain employees of the Company.

Notice of the meeting and record date has been provided to the securities regulatory authorities and the TSX Venture Exchange by TSX Trust, the Company’s transfer agent.  Holders of POET’s common stock as of the close of business on June 24, 2019 (the “Record Date”) will be entitled to vote in person or by proxy at the Meeting, to be held in Toronto on July 30, 2019 (the “Meeting Date”).  Additional information, including the time and venue for the Meeting will be provided at a later date.  In addition to the election of directors and the ratification of the appointment of the Company’s auditors, POET’s shareholders are expected to be asked to approve one or more resolutions related to the Company’s proposed sale of its DenseLight subsidiary.  A management information circular pertaining to the matters to be acted upon at the Meeting will be provided to shareholders of record as of the Record Date prior to the Meeting. The Meeting Date and location are subject postponement or change at the discretion of the Company.

At a regular meeting of the Board of Directors on May 29, 2019, as part of the Company’s incentive stock option grant program, a total of 10,322,848 options to purchase common shares were granted to non-management directors, officers and employees of the Company, representing approximately 3.6% of the outstanding common shares of the Company.  The total included 1,922,848 common shares to non-management directors (0.67%), 7,550,000 to officers (2.6%) and 850,000 to other employees (0.3%).

The options are exercisable for 10 years at a price of CAD$0.38 (US$0.28) being the closing price of the Company’s shares on May 29, 2019. The directors’ options vest quarterly in arrears over the one year of service as a director. All other options granted to employees vest 25% on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter.  The grant to the directors represents the option portion of directors’ fees for the 12-month period beginning June 21, 2019.

The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s unaudited interim financial statements and MD&A for the 3-months ended March 31, 2019 which were filed on SEDAR on May 30, 2019.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the Meeting, the vesting of stock options, the Company’s expectations for the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, completing the sale transaction of DenseLight, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products, and the timing and location of the Special Meeting of the Shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital, and its ability to complete all the agreements required for the sale of the subsidiary in enough time to hold a Special Meeting on the announced date. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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